UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Air Products and Chemicals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009158106

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009158106	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	13D	Page 3 of 11

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	13D	Page 4 of 11

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,902,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,902,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(3)
14	TYPE OF REPORTING PERSON IA

(3)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	13D	Page 5 of 11

1	NAME OF REPORTING PERSON PS V GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,601,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,601,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,601,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(4)
14	TYPE OF REPORTING PERSON OO

(4)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	13D	Page 6 of 11

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,545,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,545,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,545,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (5)
14	TYPE OF REPORTING PERSON IN

(5)	Calculated based on 209,645,754 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2013, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 009158106	13D	Page 7 of 11

TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

SIGNATURES

EXHIBIT INDEX

CUSIP NO. 009158106	SCHEDULE 13D	Page 8 of 11

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on July 31, 2013 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); PS V GP, LLC, a Delaware limited liability company (“PSV GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management, Pershing Square GP and PSV GP, the “Reporting Persons”), relating to the common stock, par value $1 per share (the “Common Stock”), of Air Products and Chemicals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501.

As of September 26, 2013, the Reporting Persons beneficially owned an aggregate of 20,545,284 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock of the Issuer.

Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

References to the “Pershing Square Funds” in this Schedule 13D shall hereinafter collectively refer to PS, PS II, Pershing Square International, PSH, PSV, PSV M-M, and PSV International.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Certain of the Reporting Persons and Pershing Square Funds entered into a Letter Agreement, dated as of September 25, 2013, by and between Pershing Square (on behalf of certain of the Pershing Square Funds) and the Issuer (the “September 25 Letter Agreement”), which provides for certain governance agreements between certain of the Reporting Persons and Pershing Square Funds and the Issuer including (i) the appointment of certain new members of the board of directors of the Issuer and (ii) the commencement of a search for a new Chief Executive Officer of the Issuer. The foregoing description of the September 25 Letter Agreement is a summary only and is qualified in its entirety by reference to the September 25 Letter Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, there were 209,645,754 shares of the Common Stock outstanding as of June 30, 2013.

Based on the foregoing, the 20,545,284 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.8% of the shares of the Common Stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 3,780,721 shares of the Common Stock held for the account of PS and the 122,000 shares of Common Stock held for the account of PS II. As the general partner of

CUSIP NO. 009158106	SCHEDULE 13D	Page 9 of 11

PSV and PSV M-M, PSV GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 2,497,540 shares of Common Stock held for the account of PSV and the 5,103,600 shares of Common Stock held for the account of PSV M-M. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square, managing member of each of PS Management, Pershing Square GP, and member of PSV GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 25, 2013, certain of the Reporting Persons and Pershing Square Funds entered into the September 25 Letter Agreement, which provides for certain governance agreements between certain of the Reporting Persons and Pershing Square Funds and the Issuer including (i) the appointment of certain new members of the board of directors of the Issuer and (ii) the commencement of a search for a new Chief Executive Officer of the Issuer. The foregoing description of the September 25 Letter Agreement is a summary only and is qualified in its entirety by reference to the September 25 Letter Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.3             September 25 Letter Agreement.

CUSIP NO. 009158106	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS V GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, PS V GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	September 25 Letter Agreement.

*	Previously Filed